07027226

SurfControl®

September 24, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

RECEIVED OCT 0 1 2007 186

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

SUPPL

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

- REG-UBS AG (EPT) EPT Disclosure, dated August 13, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 13, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 13, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 13, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 13, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 13, 2007
- REG-SurfControl PLC 2.10 Disclosure, dated August 14, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 14, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 14, 2007
- REG-Elgin Capital LLP Rule 8.3 – SurfControl Plc, dated August 14, 2007
- REG-BearStearns IntTrad Rule 8.3 – SurfControl Plc, dated August 14, 2007
- REG-Gruss Asset Management LLP, Rule 8.3 – SurfControl Plc, dated August 14, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 14, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 14, 2007
- REG-Loeb Partners Corp. Rule 8.3 – SurfControl Plc, dated August 14, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 14, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 15, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 15, 2007
- REG-SurfControl PLC Holding(s) in Company, dated August 15, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 16, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 16, 2007
- REG-SurfControl PLC Result of EGM, dated August 16, 2007
- REG-Websense Inc Scheme of Arrangement Update, dated August 16, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 17, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 17, 2007
- REG-Legal&Gen Inv Mgmnt Rule 8.3 – SurfControl Plc, dated August 17, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 17, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated August 17, 2007
- Trafalgar Asset Managers Ltd. Rule 8.3 – SurfControl PLC, dated August 17, 2007

dlw 10/16

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Offices in Australia • Austria • China • France • Germany • Israel • Netherlands • Singapore • United Kingdom • United States

Registered in England No: 1566321

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:9779B
UBS AG (EPT)
13 August 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	10 AUGUST 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	120,490	0.42%	-	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	120,490	0.42%	-	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	250	687 pence

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	13 AUGUST 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDIBUBGGRX

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:9782B
Morgan Stanley Securities Ld(EPT)
13 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
3,290	6.8700	6.8150

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
318	6.8650	6.8150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	1,000	6.8234
CFD	SHORT	1,000	6.8234
CFD	SHORT	1,344	6.8382
CFD	LONG	372	6.8250

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
EMMILFELTFIVLID

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:9787B
Morgan Stanley Securities Ld(EPT)
13 August 2007

AMENDMENT TO ANNOUNCEMENT 9245B RELEASED AT 15:51 ON 10 AUGUST 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	09 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
3,157	6.8800	6.8000

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
384	6.8750	6.8000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	135	6.8899

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFELTEIVLID

Financial Announcements

REG - Barclays PLC, Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	10 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	635,337	2.21%	5,840	0.02%
(2) Derivatives (other than options)	119,157	0.41%	222,577	0.77%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	754,494	2.62%	228,417	0.79%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	429	6.8759

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	378	6.8658
CFD	Short	429	6.8758

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 August 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	0207 116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	10 August 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	537,756	1.869%	0	
(3) Options and agreements to purchase/sell				
Total	537,756	1.869%	0	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	N/A			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Short	3,500 9,214	#6.820 #6.825

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable)(Note 5)
N/A		

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

---

*T
Is a Supplemental Form 8 attached? (Note 9) YES
-0-

*T

Date of disclosure	13 August 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8
DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)
OPEN POSITIONS (Note 1)
-0-
*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	537,756	N/A	Cash Settled Equity Swap	N/A

*T
Notes
1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated.
For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Stevens Capital Management LP

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	9 August 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	550,470	1.914%	0	
(3) Options and agreements to purchase/sell				
Total	550,470	1.914%	0	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	N/A			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details
N/A	

*T

3. DEALINGS (Note 4)

(a) Purchases and sales

-0-

*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T

(b) Derivatives transactions (other than options)

-0-

*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Short	1,000 1,971	#6.875 #6.880

*T

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

-0-

*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T

(ii) Exercising

-0-

*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T

(d) Other dealings (including new securities) (Note 4)

-0-

*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

-0-

*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T

Is a Supplemental Form 8 attached? (Note 9) YES

-0-

*T

Date of disclosure	13 August 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

-0-

*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	550,470	N/A	Cash Settled Equity Swap	N/A

*T

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Stevens Capital Management LP

Financial Announcements

REG-Surfcontrol PLC 2.10 Disclosure

RNS Number:0268C
Surfcontrol PLC
14 August 2007

SURFCONTROL PLC ("SurfControl")

Rule 2.10 Disclosure - UPDATE

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, SurfControl announces that, as at the close of business on 13 August 2007, it had the following securities in issue:

- 28,766,696 ordinary shares of 10 pence each.

The ISIN reference number for these securities is GB0002901790.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of SurfControl, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of SurfControl, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of SurfControl by any offeror or SurfControl, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

Name of contact and telephone number for queries:

Simon Wilson Chief Financial Officer, and Company Secretary +1(831) 440-2530

Andrew Walker -Assistant to the Company Secretary +44(0)1260-296226

Name and signature of authorised company official responsible for making this notification:

Simon Wilson- Chief Financial Officer and Company Secretary

Date of notification: 14 August, 2007

END
RTTPJMPTMMMBBRR

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:0494C
Morgan Stanley Securities Ld(EPT)
14 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities Purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
405	6.8800	6.8450

Total number of securities Sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
45	6.8800	6.8500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	530	6.8542
CFD	SHORT	890	6.8550

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471

Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSITEISLID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:0601C
UBS AG (EPT)
14 August 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	13 AUGUST 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
28,900	6.5867 GBP	6.5867 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	14 AUGUST 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDIXSBGGRS

Financial Announcements

REG-Elgin Capital LLP Rule 8.3 - Surf Control Plc

RNS Number:0695C
Elgin Capital LLP
14 August 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	ELGIN CAPITAL LLP
Company dealt in	Surf Control PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p ordinary
Date of dealing	14th August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	387,622	(1.35%)		
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	LONG	38,505	6.857

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14th August 2007
Contact name	NICK REED
Telephone number	+44 207 340 9004

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFIVTDISLID

Financial Announcements

REG-BearStearns IntTrad Rule 8.3- Surfcontrol Plc

RNS Number:0730C
Bear Stearns Intl. Trading Ltd
14 August 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Bear Stearns International Trading Limited
Company dealt in	Surf Control Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	13/08/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	635,348	2.209%	1,648	0.005%
(2) Derivatives (other than options)			635,348	2.209%
(3) Options and agreements to purchase/sell				
Total	635,348	2.209%	636,996	2.214%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of Securities	Currency	Price (Note 5)
B	5,527	GBP	684.00
B	16,481	GBP	685.00

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Currency	Price per unit (Note 5)
CFD	Long	5,527	GBP	684.00
CFD	Long	16,481	GBP	685.00

c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14/08/2007
Contact name	Sarah Clark
Telephone number	020 7516 6602

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

END

RETILFSVTDISLID

Financial Announcements

REG - Gruss Asset Management LLP, Rule 8.3 - Surfcontrol Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Gruss Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	13 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	1,204,980 (4.19%)	
(3) Options and agreements to purchase/sell		
Total	1,204,980 (4.19%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	28,900	684.99p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying, etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 August 2007
Contact name	Paul Lodge
Telephone number	+44 207 518 9010
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - Surf Control plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	13 August 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	552,641 1.921%	0
(3) Options and agreements to purchase/sell		
Total	552,641 1.921%	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Short	5,115	#6.840

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
	N/A	

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
	N/A	

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
NONE

*T
Is a Supplemental Form 8 attached? (Note 9) YES
-0-

*T

Date of disclosure	14 August 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

-0-

*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	532,641	N/A	Cash Settled Equity Swap	N/A

*T

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Stevens Capital Management LP

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - Surf Control plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	13 August 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	532,541 1.921%	0
(3) Options and agreements to purchase/sell		
Total	532,641 1.921%	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Short	5,115	#6.840

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T
Is a Supplemental Form 8 attached? (Note 9) YES
-0-

Financial Announcements

REG-Loeb Partners Corp. Rule 8.3 - SurfControl Plc

NEW YORK--(Business Wire)--FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Loeb Holding Corporation
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	August 13, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	353,148 1.23%	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	353,148 1.23%	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details

*T

3. DEALINGS (Note 4)

(a) Purchases and sales

-0-

*T

Purchase/sale	Number of securities	Price per unit (Note 5)

*T

(b) Derivatives transactions (other than options)

-0-

*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	353,148	6.29 - 6.85

*T

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

-0-

*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T

(ii) Exercising

-0-

*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T

(d) Other dealings (including new securities) (Note 4)

-0-

*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

-0-

*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

---

*T

Is a Supplemental Form 8 attached? (Note 9) NO

-0-

*T

Date of disclosure	August 14, 2007
Contact name	Shelby Drescher
Telephone number	212-483-7070
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Loeb Partners Corporation

Financial Announcements

REG - Barclays PLC, Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	13 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	633,831	2.20%	8,750	0.03%
(2) Derivatives (other than options)	120,612	0.42%	221,770	0.77%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	754,443	2.62%	230,520	0.80%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	378	6.8658
Purchase	1,455	6.8448
Sale	1,455	6.8449
Sale	1,455	6.8448

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Long	1455	6.8448

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 August 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	0207 116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:1468C
Morgan Stanley Securities Ld(EPT)
15 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
41	6.9000	6.8800

Total number of securities Sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
41	6.8800	6.8550

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	112	6.8733
CFD	LONG	112	6.8614

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
EMMILFELTIIELID

Financial Announcements

REG - Barclays PLC, Rule 8.3 – SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	14 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	634,855	2.21%	4,455	0.02%
(2) Derivatives (other than options)	119,237	0.41%	221,877	0.77%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	754,092	2.62%	226,332	0.79%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	80	6.8321
Purchase	27	6.8159
Sale	80	6.8321
Sale	80	6.8321

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	27	6.8159
CFD	Short	80	6.8322
CFD	Long	80	6.8321

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1805C
Surfcontrol PLC
15 August 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation: DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different): 10/08/2007

6. Date on which issuer notified: 14/08/2007

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002901790	1,439,094	1,439,594

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0002901790	1,428,766	1,428,766		4.97%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,428,766	4.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: DAVID LINDSAY/ANDREW ANDERSON

15. Contact telephone number: +00 44 207 545 8533/8532

END

HOLBLGDIBGBGGRU

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:2337C
Morgan Stanley Securities Ld(EPT)
16 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
79	6.9000	6.8150

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
26	6.9000	6.8250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	87	6.8314
CFD	SHORT	140	6.8323

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471

Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFILTTIRLID

Financial Announcements

REG - Barclays PLC, Rule 8.3 – SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	15 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	633,594	2.20%	6,507	0.02%
(2) Derivatives (other than options)	120,471	0.42%	222,727	0.77%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	754,065	2.62%	229,234	0.80%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	219	6.7995
Sale	219	6.7995
Sale	357	6.8142
Sale	219	6.7995
Sale	738	6.8030

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	219	6.7996
CFD	Short	738	6.805
CFD	Long	219	6.7995
CFD	Long	738	6.8029
CFD	Long	357	6.8141

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 16 August 2007

Contact name Geoff Smith

Telephone number 020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Surfcontrol PLC Result of EGM

RNS Number:2947C
Surfcontrol PLC
16 August 2007

SURFCONTROL PLC - COURT MEETING & EGM RESULTS

Not for release, publication or distribution in whole or in part in, into or from any jurisdiction where it would be unlawful to do so.

RECOMMENDED PROPOSAL FOR THE ACQUISITION OF SURFCONTROL PLC ("SURFCONTROL") BY WEBSENSE SC OPERATIONS LIMITED, A WHOLLY OWNED SUBSIDIARY OF WEBSENSE, INC ("WEBSENSE")

ANNOUNCEMENT OF RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING

SurfControl (the "Company") announces that the Scheme of Arrangement to effect the proposed acquisition of the Company by Websense was approved by the requisite majority at the Court Meeting held earlier today and, further, that the Special Resolution to implement the Scheme put to the SurfControl EGM held immediately following the Court Meeting was also passed by the requisite majority.

The voting results of the Scheme Meeting and EGM are summarised below:

Meeting	Resolution	Votes For	Share-holders For	Votes Against	Share-holders Against	Total Votes Cast
Court Meeting	Resolution to approve the Scheme	13,619,885 (99.98%)	203	2,239 (0.02%)	8	13,622,124
EGM	Special Resolution to implement the Scheme (by proxy)*	13,469,784 (99.95%)	-	2,239 (0.02%)	-	13,475,606

* 3,583 shares (0.03%) voted by discretion

Completion of the proposed acquisition remains subject to the satisfaction or, if capable of waiver, waiver of the remaining Conditions as set out in Part III of the Scheme Document dated 20 July 2007 sent to the Company's shareholders, including, among other things, the sanction of the Scheme by the High Court.

The expected timetable for the implementation of the proposed acquisition is as below:

Court Hearing to sanction the Scheme	2 October 2007
Record Time, suspension of listing and dealings in SurfControl Shares and disablement of SurfControl Shares in CREST	6.00 p.m. on 2 October 2007
Scheme Effective Date	3 October 2007

Cancellation of listing and dealings in SurfControl Shares	7.30 a.m. on 3 October 2007
Last date for despatch of consideration payable under the Scheme within CREST	Within 14 days of the Scheme Effective Date

These dates are indicative only and will depend, inter alia, on the dates upon which the Court sanctions the Scheme and confirms the associated Capital Reduction and whether the Conditions are either satisfied or waived.

Unless stated otherwise, capitalised terms used in this announcement shall have the same meanings as in the Scheme Document.

Copies of the resolutions passed at the Court Meeting and the EGM have been submitted to the UK Listing Authority and will be shortly available for inspection by the public during normal business hours any weekday (public holidays excepted) at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority, 25, The North Colonnade, Canary Wharf, London, E14 5HS

Enquiries:

SurfControl plc
Patricia Sueltz — Tel: +1 831 440 2707
Simon Wilson — Tel: +1 831 440 2530

UBS Limited
Adrian Haxby — Tel: +44 20 7568 2641
Nick Adams — Tel: +44 20 7568 2974

ICIS — Tel: +44 20 7651 8688
Tom Moriarty
Caroline Evans-Jones

The SurfControl Directors accept responsibility for the information contained in this announcement other than the information for which the board of Websense accepts responsibility. To the best of the knowledge and belief of the SurfControl Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The board of Websense accept responsibility for the information contained in this announcement relating to the Websense Group, the opinions of Websense, the members of their immediate families, related trusts and person connected with them. To the best of the knowledge and belief of the board of Websense (which has taken all reasonable care to ensure that such is the case), the information contained in this announcement for which it accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Morgan Stanley, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Websense and Websense SC Operations Limited and for no one else in connection with the matters described herein and will not be responsible to anyone other than Websense and Websense SC Operations Limited for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the matters described herein.

UBS is acting for SurfControl and for no one else in connection with the matters described herein and will not be responsible to anyone other than SurfControl for providing the protections afforded to clients of UBS or for providing advice in relation to the matters described herein.

END
REGGUUWURUPMGRQ

Financial Announcements

REG-Websense Inc Scheme of Arrangement Update

RNS Number:2951C
Websense Inc
16 August 2007

16 August 2007

SurfControl Shareholders Approve Acquisition by Websense, Inc.

Websense, Inc. (NASDAQ:WBSN) today announced SurfControl PLC (LSE: SRF) shareholders approved Websense's proposed acquisition of SurfControl, a provider of on-demand and software-based Web and email security solutions.

At the shareholder meetings held today, holders of more than 99% of the ordinary shares outstanding present at the meetings in person or by proxy, voted in favor of the transaction. Under the terms of the agreement announced on April 26, 2007, SurfControl shareholders will receive 700 pence in cash for each SurfControl share. The proposal values SurfControl's existing issued share capital at approximately £201 million.

As previously announced, it is anticipated that a court hearing to sanction the acquisition will be held on or around October 2, 2007, and that the acquisition will become effective the following day, October 3, 2007.

"The combination of Websense and SurfControl is expected to benefit customers, partners and shareholders by creating an IT security solutions company with the scale and product portfolio to compete more effectively with large global security software companies," said Websense CEO Gene Hodges. "We thank the SurfControl board and management team for their ongoing support leading to the shareholder vote. We're pleased SurfControl shareholders have approved the acquisition, and we look forward to closing in October."

Enquiries:

US MEDIA CONTACT:	UK MEDIA CONTACT:	INVESTOR CONTACT:
Cas Purdy	Rebecca Zarkos	Kate Patterson
Websense, Inc.	Websense, Inc.	Websense, Inc.
+1 858 320 9493	+44 1932 895187	+1 858 320 8072
cpurdy@websense.com	rzarkos@websense.com	kpatterson@websense.com

About Websense, Inc.

Websense, Inc. (NASDAQ: WBSN), protects more than 25 million employees from external and internal computer security threats. Using a combination of preemptive ThreatSeekerTM malicious content identification and categorization technology and information leak prevention technology, Websense helps make computing safe and productive. Distributed through its global network of channel partners, Websense software helps organizations block malicious code, prevent the loss of confidential information and manage Internet and wireless access. For more information, visit www.websense.com.

###

This press release should be read in conjunction with the Scheme Document, which was posted to shareholders on July 17, 2007. This announcement does not constitute an offer or invitation to purchase any securities. SurfControl shareholders are advised to read carefully the formal documentation in relation to the Proposal. The Scheme Document contains the full terms and conditions of the offer.

Terms used but not defined in this announcement shall have the meanings given to them in the Scheme Document available at www.websense.com/acquisition.

Forwarding Looking Statements

This announcement includes 'forward-looking statements' relating to the Proposal and Websense SC Operations Limited that are subject to risks and uncertainties. Generally, the words 'will', 'may', 'should', 'continue', 'believes', 'expects', 'intends', 'anticipates' 'plan', 'estimate', 'predict', 'potential', 'continue' or the negative of such terms or similar expressions identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that could cause Websense SC Operations Limited's actual results, levels of activity, performance or achievements, including the realization of expected financial and other benefits of the acquisition to be materially different from those anticipated in this announcement include, among others: the inability to integrate successfully SurfControl within Websense SC Operations Limited or to realize synergies from such integration; costs related to the acquisition of SurfControl; the expected closing date of the transaction; the economic environment of the industries in which Websense SC Operations Limited and SurfControl operate as well as facts relating to SurfControl that may impact the timing or amount of synergies that can be realized and that are unknown to Websense. For information identifying additional factors that could cause Websense SC Operations Limited's actual results, levels of activity, performance or achievements to be materially different from those anticipated in this announcement, see Websense's SEC filings as updated from time to time, including, but not limited to, the risk factors discussed in Websense's annual report on Form 10-K for the fiscal year ended December 31, 2006 and its other filings with the SEC, including its quarterly reports on Form 10-Q and its current reports on Form 8-K.

This announcement does not constitute an offer or invitation to purchase any securities. SurfControl shareholders are advised to read carefully the Scheme Document.

Morgan Stanley & Co. Limited ('Morgan Stanley') is acting for Websense and Websense SC Operations Limited in connection with the Proposal and no one else and will not be responsible to anyone other than Websense and Websense SC Operations Limited for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Proposal or any other matters referred to in this announcement.

UBS Limited ('UBS') is acting for SurfControl in connection with the Proposal and no one else and will not be responsible to anyone other than SurfControl for providing the protections afforded to clients of UBS or for providing advice in relation to the Proposal or any other matters referred to in this announcement.

Copies of this announcement and any documentation relating to the Proposal are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any restricted jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send such documents in or into or from a restricted jurisdiction. The Proposal (unless otherwise determined by Websense SC Operations Limited and permitted by applicable law and regulation), will not be made, directly or indirectly, in or into, or by the use of the mails, or by any means of instrumentality (including without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of the restricted jurisdictions, and the Proposal will not be capable of acceptance from or within any restricted jurisdiction.

The ability of SurfControl shareholders who are not resident in and citizens of the United Kingdom to accept the Proposal may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

Websense reserves the right to elect to implement the Proposal by making a takeover offer under the City Code for the entire issued and to be issued share capital of SurfControl. In such event, the Proposal will be implemented on the same terms (subject to appropriate amendments reflecting such new structure) so far as applicable, as those which would apply to the Scheme, except that any such takeover offer may not be made into a restricted jurisdiction (as may be determined at that time). If Websense exercises its right to implement the Proposal by means of a takeover offer, any such takeover offer will be made in compliance with applicable laws and regulations.

Websense and Websense Enterprise are registered trademarks of Websense, Inc. in the United States and certain international markets. Websense has numerous other unregistered trademarks in the United States and internationally. All other trademarks are the property of their respective owners.

The directors of Websense, Inc. accept responsibility for the information contained in this document, other than information relating to SurfControl plc. To the best of the knowledge and belief of the directors of Websense, Inc. (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

END

ACQPFMPTMMMBBRR

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:3418C
UBS AG (EPT)
17 August 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	16 AUGUST 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	360,990	1.26%	-	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	360,990	1.26%	-	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	792	680 pence
PURCHASE	1000	680
PURCHASE	1000	680
PURCHASE	422	680
PURCHASE	1000	680
PURCHASE	1000	680
PURCHASE	1000	680
PURCHASE	1000	680
PURCHASE	1000	680
PURCHASE	1000	680
PURCHASE	349	680
PURCHASE	349	680
PURCHASE	88	680
PURCHASE	150	684.5
TOTAL PURCHASES:	10,150	
TOTAL SALES:	0	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	17 AUGUST 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDISSBGGRR

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:3472C
Morgan Stanley Securities Ld(EPT)
17 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
35,901	6.8450	6.7850

Total number of securities Sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
1,033	6.8400	6.8050

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	1,072	6.8300
CFD	SHORT	1,900	6.8204
CFD	SHORT	21,396	6.8204
CFD	SHORT	8,800	6.8204
CFD	SHORT	3,200	6.8204
CFD	SHORT	644	6.8319

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFIFTFIDLID

Financial Announcements

REG-Legal&Gen Inv Mgmnt Rule 8.3- SurfControl Plc

RNS Number:3671C
Legal & General Investment Mgmnt Ld
17 August 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management Ltd.
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.10
Date of dealing	16 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,254,402	4.36		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,254,402	4.36		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	54,120	GBP 6.8

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	17 August 2007
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFLSTFIDLID

Financial Announcements

REG - Barclays PLC, Rule 8.3 – SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	16 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	634,908	2.21%	16,538	0.06%
(2) Derivatives (other than options)	124,720	0.43%	227,333	0.79%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	759,628	2.64%	243,871	0.85%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	5563	6.82
CFD	Long	5563	6.8179

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	17 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	August 16, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,657,343 (12.71%, based on 28,766,696 ordinary shares outstanding, as publicly reported by SurfControl plc on August 14, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,657,343	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale - August 16, 2007	1,686	USD 13.56

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.

---

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-

*T

Date of disclosure	August 17, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

Financial Announcements

REG-Trafalgar Asset Managers Ltd. Rule 8.3 - Surfcontrol PLC

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	TRAFALGAR ASSET MANAGERS LTD
Company dealt in	Surfcontrol PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	16 August 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	555,905 1.93%	
(3) Options and agreements to purchase/sell		
Total	555,905 1.93%	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	25,336	680.6800p

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

---

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-

*T

Date of disclosure	17 August 2007
Contact name	Marie Lawlor
Telephone number	020 7534 6108
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Trafalgar Asset Managers Ltd.

END